SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            Lindsay Manufacturing Co.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    535555106
                       ----------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
                       ----------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 2002
                       ----------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

Cusip No. 535555106                                                       Page 2

1.  Name of Reporting Person

    Ontario Teachers' Pension Plan Board

2.  Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [ ]

3.  SEC Use Only

4.  Source of Funds

    00

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization

    Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  Sole Voting Power

    656,730

8.  Shared Voting Power

    0

9.  Sole Dispositive Power

    656,730

10. Shared Dispositive Power

    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    656,730

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)

    5.6%

14. Type of Reporting Person

    EP

--------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D, dated December 6, 1999, as amended by Amendment No.1 dated April 10, 2002, by Amendment No.2 dated May 28, 2002, by Amendment No.3 dated July 17, 2002, by Amendment No. 4 dated September 24, 2002, by Amendment No.5 dated October 1, 2002 and by Amendment No. 6 dated October 9, 2002 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of Lindsay Manufacturing Co. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by Teachers.

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(d) of Item 5 are hereby amended and restated in their entirety as follows:

         (a)-(b) At the close of business on November 8, 2002, Teachers beneficially owned 656,730 Shares pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's 10-Q dated July 15, 2002, 11,706,279 Shares were outstanding as of the close of business July 10, 2002. Based on such information, the 656,730 Shares beneficially owned by Teachers represent approximately 5.6% of the Shares outstanding.

         Teachers has sole voting and dispositive power over all of the 656,730 Shares beneficially owned by it.

         Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares.

         (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the following transactions which were effected by Teachers on either the New York Stock Exchange (the "NYSE") or through the OTC market:

...............  ...............  ..............  .............. ................
Date of           Number of        Purchase (P)    Price per    Transaction
Transaction       Securities        or Sale (S)     Share (1)   Effected Through
...............  ...............  ..............  .............. ................
10-Oct-02            10,600            S             23.97        NYSE
29-Oct-02             3,300            S             23.97        NYSE
30-Oct-02            32,200            S             24.18        NYSE
30-Oct-02             3,500            S             24.18        OTC
31-Oct-02               600            S             24.22        NYSE
31-Oct-02            38,200            S             24.22        OTC
06-NOv-02            20,700            S             24.22        OTC
06-NOv-02             7,300            S             24.22        NYSE
08-Nov-02            17,200            S             24.25        NYSE
08-Nov-02               500            S             24.25        OTC

         (1) Transactions were effected in U.S. dollars and are net of commissions.

         (d) Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  November 12, 2002

                                          ONTARIO TEACHERS' PENSION PLAN
                                          BOARD, an Ontario, Canada corporation

                                          By: /s/ Roger Barton
                                              -----------------------------
                                          Name:  Roger Barton
                                          Title: Vice President, General Counsel
                                                 And Secretary

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada



                      Residence or              Principal Occupation
Name                  Business Address          or Employment
----                  ----------------          -------------
Claude Lamoureux      5650 Yonge Street         President and Chief Executive
                      5th Floor                 Officer of Teachers
                      Toronto, Ontario
                      M2M 4H5

Robin Korthals        Royal Trust Tower         Chair
(Chairperson)         Toronto Dominion Centre
                      77 King Street West
                      Suite 4545
                      Toronto, Ontario
                      M5K 1K2

Jalynn Bennett        247 Davenport Road        President of Jalynn H. Bennett
(Director)            Suite 303                 Associates, a strategic planning
                      Toronto, Ontario          consulting firm whose principal
                      M5R 1J9                   business address and office are
                                                the same as for Ms. Bennett

Ann Finlayson         440 Markham Street        Self-employed journalist,
(Director)            Toronto, Ontario          speaker, freelance editor
                      M6G 2L2                   and consultant

Lucy Greene           1736 Caughey Lane         Retired Human Resources
(Director)            Penetang, Ontario         Executive for Sun Life
                      L9M 1X4                   Assurance Company of Canada

Geof Clarkson         P.O.  Box 251             Retired Partner with Ernst
(Director)            Toronto-Dominion Centre   & Young
                      Toronto, Ontario
                      M5K 1J7

Gary Porter           820-439 University Ave    Self-employed Chartered
(Director)            Toronto, Ontario          Accountant
                      M5G 1Y8


Ralph Lean, Q.C       Cassels Brock & Blackwell Corporate and Commercial
(Director)            40 King Street West       Lawyer
                      Suite 2200
                      Toronto, Ontario
                      M5H 3C2

John S. Lane, C.F.A   77 Dawlish Avenue         Retired Senior Vice President,
(Director)            Toronto, Ontario          Investments Sun Life Assurance
                      M4N 1H2                   Company of Canada


Guy Matte             7083 Notre-Dame           Former Executive Director of the
(Director)            Ottawa, Ontario           Association des enseignantes et
                      K1C 1J1                   des enseignants franco-ontariens

Robert Bertram        5650 Yonge Street         Executive Vice President,
                      5th Floor                 Investments of Teachers
                      Toronto, Ontario
                      M2M 4H5

Allan Reesor          5650 Yonge Street         Executive Vice President, Member
                      5th Floor                 Services and Chief Information
                      Toronto, Ontario          Officer of Teachers
                      M2M 4H5

John Brennan          5650 Yonge Street         Vice President, Human Resources
                      5th Floor                 and Public Affairs of Teachers
                      Toronto, Ontario
                      M2M 4H5

Andrew Jones          5650 Yonge Street         Vice President, Finance of
                      5th Floor                 Teachers
                      Toronto, Ontario
                      M2M 4H5

Peter Maher           5650 Yonge Street         Vice President, Audit Services
                      5th Floor                 of Teachers
                      Toronto, Ontario
                      M2M 4H5

Roger Barton          5650 Yonge Street         Vice President, General Counsel
                      5th Floor                 and Secretary of Teachers
                      Toronto, Ontario
                      M2M 4H5

Rosemarie McClean     5650 Yonge Street         Vice President, Client Services
                      5th Floor                 of Teachers
                      Toronto, Ontario
                      M2M 4H5

Morgan McCague        5650 Yonge Street         Senior Vice President,
                      5th Floor                 Quantitative Investments
                      Toronto, Ontario          of Teachers
                      M2M 4H5

Marcus Dancer         5650 Yonge Street         Vice President, Quantitative
                      5th Floor                 Investments of Teachers
                      Toronto, Ontario
                      M2M 4H5

Neil Petroff          5650 Yonge Street         Senior Vice President, Fixed
                      5th Floor                 Income, International Equities
                      Toronto, Ontario          and Foreign Exchange of Teachers
                      M2M 4H5

Brian Gibson          5650 Yonge Street         Senior Vice President, Active
                      5th Floor                 Equities of Teachers
                      Toronto, Ontario
                      M2M 4H5

Dean Metcalf          5650 Yonge Street         Vice President, Merchant
                      5th Floor                 Banking of Teachers
                      Toronto, Ontario
                      M2M 4H5

Leo de Bever          5650 Yonge Street         Senior Vice President, Research
                      5th Floor                 & Economics of Teachers
                      Toronto, Ontario
                      M2M 4H5

Russ Bruch            5650 Yonge Street         Vice President, Research
                      5th Floor                 & Economics of Teachers
                      Toronto, Ontario
                      M2M 4H5

Phil Nichols          5650 Yonge Street         Vice President, MIS Member
                      5th Floor                 Services of Teachers
                      Toronto, Ontario
                      M2M 4H5

Sean Rogister         5650 Yonge Street         Vice President, Fixed
                      5th Floor                 Income of Teachers
                      Toronto, Ontario
                      M2M 4H5

Barbara Zvan          5650 Yonge Street         Vice President, Asset Mix &
                      5th Floor                 Risk Management, Research &
                      Toronto, Ontario          Economics of Teachers
                      M2M 4H5

Wayne Kozun           5650 Yonge Street         Vice President, TAA & Real
                      5th Floor                 Return, Research & Economics of
                      Toronto, Ontario          Teachers
                      M2M 4H5

Bruce Ford            5650 Yonge Street         Vice President, International
                      5th Floor                 Equity Indices & Foreign
                      Toronto, Ontario          Exchange
                      M2M 4H5

Jim Leech             5650 Yonge Street         Senior Vice President, Merchant
                      5th Floor                 Banking of Teachers
                      Toronto, Ontario
                      M2M 4H5

Mark MacDonald        5650 Yonge Street         Vice President, Merchant
                      5th Floor                 Banking of Teachers
                      Toronto, Ontario
                      M2M 4H5

Ron Mock              5650 Yonge Street         Vice President, Alternative
                      5th Floor                 Investments of Teachers
                      Toronto, Ontario
                      M2M 4H5

Lee Sienna            5650 Yonge Street         Vice President, Merchant
                      5th Floor                 Banking of Teachers
                      Toronto, Ontario
                      M2M 4H5

Zev Frishman          5650 Yonge Street         Vice President, International
                      5th Floor                 Equities of Teachers
                      Toronto, Ontario
                      M2M 4H5

Rosemary Zigrossi     5650 Yonge Street         Vice President, Venture
                      5th Floor                 Capital of Teachers
                      Toronto, Ontario
                      M2M 4H5